FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2006

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
 Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

          [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	Form 40-F

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No

          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

MEDIA RELEASE

Wavecom Announces Fourth Quarter and Full Year
2005 Financial Results

2005 Full Year Operating Income of €4.4 million compared to an €80.9 million Operating Loss in 2004

Issy-les-Moulineaux, France – February 9, 2006 – Wavecom SA (NASDAQ: WVCM; Euronext Eurolist compartment B: AVM; ISIN: FR0000073066), a leader in pre-packaged wireless communications solutions for automotive, industrial (machine-to-machine) and mobile professional applications, today announced financial results for its fourth quarter and full year ended December 31, 2005.

Ron Black, chief executive officer, commented “2005 was a pivotal year for Wavecom.  After two years of losses we restructured the business quickly and efficiently achieving  profitability and ending the year with a net profit of €9.1 million compared to a net loss in 2004 of €78.8 million.  The business is now firmly focused on embedded industrial and automotive applications, for which we consider ourselves to be among the leading independent provider of wireless technology.”

Fourth Quarter 2005 Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP).  Condensed consolidated financial tables are provided at the end of this release.  Please note that all figures related to previous quarters contained in this release, including comparisons, are based on restated figures as indicated in the attached financial schedules.

Revenues:   Fourth quarter 2005 revenues were €30.7 million, which was a decrease of 5.3% from the previous quarter.  This quarter-on-quarter decrease was the result of a decline in our handset business, as revenue from our core business in automotive and industrial applications increased, 3.1% quarter-on-quarter.  As we indicated in our announcement on December 21, 2005, we had hoped for an even larger increase in our core business, but three large customers decreased their demand late in the quarter because of supply chain issues unrelated to Wavecom.  Fourth quarter revenue for our core business was €29.5 million, or 96% of total revenues, while revenue for the handset business was €0.6 million, or 2% and licensing revenue was €0.5 million, or 2%.  The breakdown of revenues by region is as follows:  EMEA (Europe, Middle-east and Africa):  64%, APAC (Asia-Pacific):  27% and The Americas:  9%. The customer portfolio remained balanced, with no single customer representing more than 17% of total revenues in the fourth quarter. The top ten customers combined, 6 of which are distributors, represented 59% of revenues as compared to 56% in the previous quarter.

Backlog:   Backlog on December 31, 2005 was €39.1 million, which was an increase of 7% compared to €36.6 million at the end of the previous quarter.

Gross Margin:   Gross margin was 48.5%, flat to 48.6% last quarter.   The on-going level of gross margin as a percentage of revenues, excluding one-time effects, continues to be high and was approximately 47% in the fourth quarter of 2005.  We are very proud of this continued strong margin, which is the result of good performance of our supply chain, manufacturing facilities, product and inventory management.

Operating Expenses:   Total operating expenses for the fourth quarter 2005 were €13.6 million, compared to €13.1 million in the third quarter 2005.  Operating expenses for R&D and Sales & Marketing  increased  by 15.4% and 9.1% respectively while G&A declined 11.4% as compared to the third quarter of 2005.

Profit:   Operating income for the fourth quarter was €1.3 million, compared to €2.6 million of operating profit in the third quarter.  Net income for the fourth quarter was €1.8 million, or €0.12 per share, as compared to €3.3 million, or €0.22 per share, in the third quarter 2005.  Wavecom recorded a net foreign exchange gain of €249 thousand for the fourth quarter 2005, compared to a €441 thousand gain in previous quarter.

Cash: Wavecom’s cash position was €60.7 million at December 31, 2005, increasing from €60.0 million at September 30, 2005.  This increase was a result of continued excellent operating performance in inventory reduction and supply chain management.

Business news:

•

As part of Wavecom’s paid-for service offer, it announced the launch of Wavecom University, a professional education program designed to help customers and partners take full benefit of the possibilities of Wavecom’s solutions for embedded industrial wireless applications.  Nearly 40 software developers and marketing professionals have already attended Wavecom University’s first course, “Open AT® development;”

•

Wavecom announced that Infosys, a large global software and IT company, has been accredited as a Certified Competence Center, offering design, development and integration services based on Open AT®, for which Infosys has extensive technical expertise;

•

Datecs, a Bulgarian cash register maker announced it has incorporated a Wavecom solution into its products for the Serbian market in response to a new law passed by the Serbian government under which all cash registers are required to be wirelessly linked to the government’s tax authorities.  This application is one more example of how government legislation can trigger the development of a wide variety of wireless machine-to-machine communication applications; and

•	Wavecom received ISO 9001:2000 certification with a multi-site certificate covering its four main locations in France, the U.S., Asia-Pacific (Hong Kong and Beijing).

Outlook:  While our backlog has increased substantially quarter-on-quarter from €36.6 to €39.1 million, we continue to closely monitor our customers’ supply chain issues and their ability to ship products.  Therefore we do not have sufficient visibility to provide revenue guidance for the quarter.

2005 full year results:

2005 was a transitional one for Wavecom as we reoriented our business model to focus exclusively on the embedded markets for wireless communication and away from the telephone handset market.  Our primary objective in 2005 was to return the company to profitability, which we achieved -- operating income was €4.4 million for 2005, compared with a net loss of €80.9 million in 2004 and net income similarly improved to €9.1 million from a €78.8 million net loss in 2004.  Revenue for 2005 was €129.2 million compared with €151.6 million in 2004.  This decline in revenue was largely associated with the decrease in revenues from our handset business.  Gross margin for 2005 was 46% compared with 24% for 2004.  As indicated in our 2004 annual report, the gross margin for the full year 2004, excluding a number of exceptional charges would have been approximately 32% of sales.

This significant year-on-year increase in gross margin from 32% to 46% was the result of our on-going performance improvements in supply chain, manufacturing, product management and inventory management throughout the entire year 2005.

Key business milestones:  We made excellent progress on several business fronts throughout the year 2005 including:

•

Introduction of a new version of Wavecom’s Open AT® software platform complete with two new releases of the Wavecom operating system OS 6.55 and 6.60.  A key feature of the Wavecom OS releases include DOTA (Download Over-the-Air) which allows for remote electronic maintenance application and operating system upgrades and enhancements;

•	Introduction of a platform for M2M and Mobile Professional applications based on the EDGE standard;
•	Availability of TCP/IP Plug-Ins as standard with all Wavecom solutions.
•	Migration of the entire line of Wavecom products to lead-free ROHS European Union norms set for mid-2006;
•	Wavecom became part of the European Union initiative known as e-Call aimed at a reducing the number of automobile fatalities on European roadways by using in-vehicle emergency call technology;
•	Two new competence centers for Open AT® development were announced – one in the U.S. and one in Asia-Pacific; and,
•	Customer announcements regarding applications in cash registers, payment terminals, automatic meter reading, automobile anti-theft devices, fleet management and locator applications.

Restatement of 2005 quarterly financials: In the first quarter of 2005 the company recognized revenues of €3.4 million from a licensing agreement.  Upon further review of this new business, we, along with our auditors, have concluded that this revenue should not have been recognized in the first quarter, but spread over 21 months to be fully compliant with SOP 98-4 (Software revenue recognition rules under US GAAP). The contract for this licensing agreement includes a clause allowing for free updates if and when available.  Although no updates have been, nor will be provided, SOP 98-4 requires that revenue recognition be spread over the life of the license.  From a technical accounting standpoint, since vendor specific objective evidence of fair value for this post-contract customer support could not be determined at the time the contract was signed, the revenue must be spread over 21 months.  Out of the €3.4 million revenue from this contract, €1.9 million will be deferred in 2006, and the remaining amount (€1.5 million) has been recognized over the last three quarters of 2005 as delivery occurred at the end of March 2005.  It should be noted that the €3.4 million of license revenue was fully paid for in 2005 and therefore this restatement has no impact on Wavecom’s cash at year-end.

Conference Call:

Today at 3:00 p.m. Paris time, Wavecom management will host a conference call commenting on its fourth quarter and full year ended December 2005 results followed in the afternoon by a presentation to the financial community in Paris.  Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

Wavecom will announce its Q1 2006 results on April 27 at 7:00 a.m. Paris time.

About Wavecom

Wavecom is a worldwide leader in embedded industrial wireless communication solutions for automotive, machine-to-machine and mobile professional applications. Wavecom’s solutions include the Open AT® software platform encompassing the Wavecom Open AT® Operating System, a wide range of Plug-Ins, the Open AT® Integrated Development Environment (IDE) along with a market-leading range of Wireless CPUs (Central Processing Units), and an expanding portfolio of services. These complete embedded solutions enable makers of all types of machines to development of a new breed of intelligent wireless applications, without the need of external processors and other ASICs (Application Specific Integrated Circuits) and components.

Founded in 1993 and headquartered in Paris, Wavecom has subsidiaries in Hong Kong (PRC), San Diego (USA), and Darmstadt (Germany). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

For further information please contact:
Lisa Ann Sanders	John D. Lovallo
Director, Communications and	Lovallo Communications Group, LLC
Investor Relations	Tel: + 1 203-431-0587
Tel. +33 1 46 29 41 81	Johnlovalloirpr@sbcglobal.net
lisaann.sanders@wavecom.com

This press release contains forward-looking statements that relate to the company’s future business performance, operating expenses and financial results and objectives.  Such forward-looking statements are based on the current expectations and assumptions of the company’s management only and involve risk and uncertainties.  Potential risks and uncertainties include, without limitation, whether the company will be commercially successful  in implementing its strategic reorientation, whether there will be continued growth in the vertical markets and demand for the company’s products, an unanticipated decrease in orders from one of the company’s principal customers or customer cancellation or scale-down of a major project, the company’s reliance on a single contract manufacturer in China for all production requirements, dependence on third parties, changes in foreign currency exchange rates, new products or technological developments introduced by competitors, customer and supplier concerns regarding the company’s overall financial position, and risks associated with managing growth.  Unfavorable developments in connection with these and other risks and uncertainties described in the Company’s reports on file with the Securities and Exchange Commission could cause the company to not achieve the anticipated or targeted performance or results.  As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	December 31, 2004	September 30, 2005 Restated	December 31, 2005

	Euro	Euro	Euro
Revenues :
Product sales	36,881	31,289	29,490
Technology development and other services	564	614	682
Licensing revenue	—	484	484

	37,445	32,387	30,656
Cost of revenues :
Cost of goods sold	22,581	16,442	15,565
Cost of services	2,901	220	228

	25,482	16,662	15,793

Gross profit	11,963	15,725	14,863
Operating expenses :
Research and development	8,441	5,646	6,517
Sales and marketing	3,964	2,757	3,009
General and administrative	5,799	4,463	3,955
Restructuring costs	11,054	233	78

Total operating expenses	29,258	13,099	13,559

Operating income (loss)	(17,295)	2,626	1,304

Interest income and other financial income, net	195	271	251
Foreign exchange gain (loss), net	(3,424)	441	249

Total other income	(3,229)	712	500

Gain (loss) before income taxes	(20,524)	3,338	1,804
Income tax expense (benefit)	(33)	8	(12)

Net income (loss)	(20,491)	3,330	1,816

Basic net income (loss) per share	(1.34)	0.22	0.12

Diluted net income (loss) per share	(1.34)	0.21	0.11

Number of shares used for computing :
- basic	15,342,940	15,349,945	15,358,882
- diluted	15,342,940	15,774,128	15,881,053

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	March 31, 2005	March 31, 2005 Restated	June 30, 2005	June 30, 2005 Restated	September 30, 2005	September 30, 2005 Restated

	Euro	Euro	Euro	Euro	Euro	Euro
Revenues :
Product sales	34,868	34,868	30,306	30,306	31,289	31,289
Technology development and other services	110	110	420	420	614	614
Licensing revenue	3,391	—	—	484	—	484

	38,369	34,978	30,726	31,210	31,903	32,387
Cost of revenues :
Cost of goods sold	21,037	21,037	16,050	16,050	16,442	16,442
Cost of services	60	60	334	334	220	220

	21,097	21,097	16,384	16,384	16,662	16,662

Gross profit	17,272	13,881	14,342	14,826	15,241	15,725
Operating expenses :
Research and development	5,869	5,869	6,034	6,034	5,646	5,646
Sales and marketing	3,048	3,048	2,910	2,910	2,757	2,757
General and administrative	4,514	4,514	4,513	4,513	4,463	4,463
Restructuring costs	2,086	2,086	(711)	(711)	233	233

Total operating expenses	15,517	15,517	12,746	12,746	13,099	13,099

Operating income (loss)	1,755	(1,636)	1,596	2,080	2,142	2,626

Interest income and other financial income, net	254	254	235	235	271	271
Foreign exchange gain (loss), net	1,447	1,447	1,981	1,981	441	441

Total other income	1,701	1,701	2,216	2,216	712	712

Gain (loss) before income taxes	3,456	65	3,812	4,296	2,854	3,338
Income tax expense (benefit)	378	378	21	21	8	8

Net income (loss)	3,078	(313)	3,791	4,275	2,846	3,330

Basic net income (loss) per share	0.20	(0.02)	0.25	0.28	0.19	0.22

Diluted net income (loss) per share	0.20	(0.02)	0.24	0.28	0.18	0.21

Number of shares used for computing :
- basic	15,349,945	15,349,945	15,349,945	15,349,945	15,349,945	15,349,945
- diluted	15,412,776	15,349,945	15,491,724	15,491,724	15,774,128	15,774,128

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,
	2004	2005

	Euro	Euro
Revenues :
Product sales	149,974	125,952
Technology development and other services	1,580	1,827
Licensing revenue	—	1,453

	151,554	129,232
Cost of revenues :
Cost of goods sold	107,134	69,094
Cost of services	8,391	842

	115,525	69,936

Gross profit	36,029	59,296
Operating expenses :
Research and development	47,083	24,066
Sales and marketing	15,685	11,725
General and administrative	30,122	17,446
Impairment of intangible assets	1,768	—
Restructuring costs	22,247	1,684

Total operating expenses	116,905	54,921

Operating income (loss)	(80,876)	4,375

Gain on sales of long-term investments	1,166	—
Interest income and other financial income, net	1,544	1,011
Foreign exchange gain (loss), net	(578)	4,118

Total other income	2,132	5,129

Gain (loss) before income taxes	(78,744)	9,504
Income tax expense (benefit)	13	395

Net income (loss)	(78,757)	9,109

Basic net income (loss) per share	(5.14)	0.59

Diluted net income (loss) per share	(5.14)	0.58

Number of shares used for computing :
- basic	15,317,661	15,352,233
- diluted	15,317,661	15,661,001

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,
	2004	2005

	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	53,318	60,663
Accounts receivable, net	22,864	24,686
Inventory	16,409	6,448
Value added tax recoverable	1,102	842
Prepaid expenses and other current assets	5,481	2,741

Total current assets	99,174	95,380

Other assets :
Other intangible and tangible assets, net	12,617	6,236
Long-term investments	9,017	3,585
Other assets	5,295	4,110
Research tax credit	1,486	1,529
Deferred tax assets	9,617	9,617

Total assets	137,206	120,457

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities :
Accounts payable	36,393	24,314
Accrued compensation	8,089	6,732
Other accrued expenses	32,217	20,606
Current portion of capitalized lease obligations	466	303
Deferred revenue and advances received from customers	820	2,564
Other liabilities	731	225

Total current liabilities	78,716	54,744

Long-term liabilities :
Long-term portion of capitalized lease obligations	302	94
Other long-term liabilities	1,732	1,064

Total long-term liabilities	2,034	1,158

Shareholders’ equity :
Shares, euro 1 nominal value, 15,531,813 shares authorized, issued and outstanding at
December 31, 2005 (15,506,290 at December 31, 2004)	15,506	15,532
Additional paid-in capital	137,039	135,178
Treasury stock at cost (156,345 shares at December 31, 2005 and 2004)	(1,312)	(1,312)
Retained deficit	(93,344)	(83,625)
Accumulated other comprehensive loss	(1,433)	(1,218)

Total shareholders’ equity	56,456	64,555

Total liabilities and shareholders’ equity	137,206	120,457

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,
	2004	2005

	Euro	Euro
Cash flows from operating activities :
Net income (loss)	(78,757)	9,109
Adjustments to reconcile net income (loss) to net cash provided from operating activities :
Amortization of intangible and tangible assets	13,468	6,321
Impairment of intangible and tangible assets	4,313	—
Loss on sales and retirement of tangible assets	1,297	1,103
Gain on sales of long term investment	(1,166)	—
Amortization of deferred stock-based compensation	350	—
Deferred taxes	1,059	—
Net decrease in cash from working capital items	(3,046)	(13,551)

Net cash providied (used) by operating activities	(62,482)	2,982

Cash flows from investing activities :
Disposal of long term investments	7,004	5,432
Purchase of minority interest in Arguin	(1,768)	—
Purchases of intangible and tangible assets	(2,554)	(1,725)
Proceeds from sale of intangible and tangible assets	758	959
Proceeds from sale of long term investments	1,647	—

Net cash provided by investing activities	5,087	4,666

Cash flows from financing activities :
Principal payments on capital lease obligations	(954)	(447)
Proceeds from exercise of stock options and founders’ warrants	742	167

Net cash used in financing activities	(212)	(280)
Effect of exchange rate changes on cash and cash equivalents	220	(23)

Net increase (decrease) in cash and cash equivalents	(57,387)	7,345
Cash and cash equivalents, beginning of period	110,705	53,318

Cash and cash equivalents, end of period	53,318	60,663

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: February 9, 2006	By:	/s/ Chantal Bourgeat
Chantal Bourgeat
Chief Financial Officer